Exhibit 99.27

December 22, 2008

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

We have read the statements made by NWT Uranium Corp. in the Change of Auditor Notice dated December 3, 2008, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated December 3, 2008.

Yours very truly,

MSCM LLP
Toronto, Canada